                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.4)*


                           Southwest Bancshares, Inc.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                   844769-10-9
               ___________________________________________________
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  844769-10-9                   13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Southwest Federal Savings and Loan Association of Chicago
        Employee Stock Ownership Plan
        IRS ID No. 13-3670426
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Illionis.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF                      96,000*

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY                     240,369*

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                          336,369*

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-*
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 336,369*

________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              12.8% of 2,637,461* shares of Common Stock outstanding as of December 31, 1996.

* Reflects a 3 for 2 stock split executed on November 13, 1996.
________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

            SOUTHWEST FEDERAL SAVINGS AND LOAN ASSOCIATION OF CHICAGO
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Southwest Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office
            4062 Southwest Highway
            Hometown, Illinois  60456

Item 2(a)   Name of Person Filing:
            Southwest Federal Savings and Loan Association of Chicago Employee Stock Ownership Plan
            Trustee:   Midwest Trust Services, Inc.
                       1606 North Harlem Avenue
                       Elmwood Park, Illinois  60635

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            4062 Southwest Highway
            Hometown, Illinois  60456

Item 2(c)   Citizenship:

            Federally chartered stock savings institution's employee stock benefit plan organized in Illinois.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number: 844769-10-9

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1996, the reporting person beneficially owned 336,369 shares of the issuer. This number of shares represents 12.8% of the common stock, par value $.01, of the issuer, based upon 2,637,461 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 96,000 shares and shares voting power over 240,369 shares. The reporting person has the sole power to dispose or direct the disposition of 336,369 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 6, 1997
                  ____________________________________________
                                 (Date)

                            /s/ Robert J. Eckert
                  ____________________________________________
                                 (Signature)

                                Vice President
                  ____________________________________________
                                   (Title)









                              Page 5 of 5 pages